December 21, 2006

By EDGAR and Facsimile

Mr. Donald F. Delaney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Stillwater Mining Company
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 001-13053

Dear Mr. Delaney:

This letter is submitted on behalf of Stillwater Mining Company (the "Company") in response to the letter, dated December 8, 2006 (the "Letter"), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 Form 10-K").

For reference purposes, the text of the comments in the Letter has been reproduced in this letter in italics, with responses below each numbered comment.

10-K for the year ended December 31, 2005

Report of Independent Registered Public accounting Firm, page 63

1.

Please amend your filing to include properly signed accountant's opinions, for both their reports on your consolidated financial statements and management's report on internal control over financial reporting, in compliance with Article 2-0:2(a)(2) of Regulation S-X. Similarly, a signed accountant's consent should be provided to replace the unsigned consent included as Exhibit 23.1.

Response:

An unsigned copy of the referenced audit opinions was inadvertently included in the Edgar filing with the SEC. The paper copies of the 2005 Annual Report on Form 10-K distributed to all shareholders included the properly signed versions. The Company will amend its 2005 Form 10-K Edgar filing to include the properly signed documents.

Controls and Procedures, page 96

2.

We note you identified several material weaknesses in your assessment of internal control over financial reporting, concluding that your disclosure control and procedures were not effective as of December 31, 2005. In several of the identified weaknesses, you note that deficiencies resulted in material accounting errors, misclassifications and insufficient disclosures in your "preliminary" consolidated financial statements as of and for the year ended December 31, 2005. Additionally, in one instance, you identified inadequate procedures for offsite inventory, which resulted in your expensing $1.8 million related to consigned inventory that could not be accounted for at the end of the year. Considering the extent of the material weaknesses you identified and the apparent pervasive impact of such on your preliminary, as well as final, financial statements, tell us whether you evaluated the impact such weaknesses may have had on your 2005 interim financia1 statements and their continued reliability and, if so, the basis for your conclusion not to restate any interim results.

Response:

The identification of material weaknesses in the Company’s internal control over financial reporting resulted in an expanded review of all areas affected by those material weaknesses in connection with our closing and financial reporting processes for the year ended December 31, 2005. Those expanded procedures included revisiting the reported results from prior quarters to address the potential need for restatement. The Company concluded from this review that no restatement of prior quarters was required because the material weaknesses identified did not result in errors or misstatements in financial reporting during the interim periods.

With regard to the inadequate controls over consigned inventory, upon identifying the potential third-party fraud, the Company immediately engaged the services of an outside legal firm and an independent forensic accountant to address the issue. An analysis prepared for the Company included the following discussion, based on preliminary findings available as of the date of the financial statements (and not subsequently contradicted)

“...In the preliminary view of the forensic accountant, a significant portion of the misappropriation may have taken place during the fourth quarter (of 2005), although the exact timing is evidently still not clear. Possibly supporting the suggestion that the problem is fairly recent, the physical palladium inventory reported to Stillwater as being on hand at September 30, 2005, matched the Company’s records. In view of the generally poor state of the fabricator’s record-keeping, the accurate physical inventory report at that date also tends to suggest that the defalcation occurred during the fourth quarter.”

Not only is the timing unclear, but there also does not seem to be any basis for estimating the amount of the loss to allocate by period, if in fact any of it belongs to a prior period. Consequently, management has determined to treat it as a fourth quarter 2005 loss, without reflecting any effect on prior periods.

General

3.

Please provide a brief description of the QA/QC protocols in your filing regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to both your exploration and operational analytical procedures.

Response:

The company proposes to include the following language in their 2006 10-K filing to improve clarity related to the handling of drill and production samples.

(Page 9; Ore Reserves under Methodology; Paragraph 2)

“The sample data for proven ore reserves consists of survey data, lithological data and assay results. QA/QC protocols are in place at both mine sites to test the sampling and analysis procedures. To test assay accuracy and reproducibility, pulps from core samples are resubmitted and compared. To test for sample label errors or cross-contamination, blank core, (waste core), samples are submitted with the mineralized samples lots and compared. The QA/QC protocols are practiced on both resource development and production samples.”

Ore Reserves, page 9

4.

Please disclose your cutoff grade used to determine the proven and probable ore reserves. If you utilize a platinum group metals (PGM) equivalent grade calculation, describe the methodology used to calculate the PGM equivalent grade and disclose the metallurgical recoveries and metal prices used. Also disclose all material factors which impact the economic determination, such as the associated operating and processing costs, mine and metallurgical recovery parameters, and smelter schedules.

Response:

The company proposes to include the following language in their 2006 10-K filing to improve clarity related to the use and implications of cut-off grade.

(Page 9; Ore Reserves under Methodology; Paragraph 2)

Dilution is then applied to the model and a diluted thickness and grade is calculated for each block.” Two types of cutoffs are recognized for the J-M Reef, a geologic cut-off boundary and an economic cut-off grade. The geologic cut-off boundary of 0.3 troy ounces of platinum plus palladium per short ton is an inherent characteristic of the formation of the J-M Reef and is used for calculation of the proven and probable reserves. The economic cut-off grade is lower than the geologic cut-off. The determination of the economic cut-off grade is completed on a round by round basis and is driven primarily by excess mill capacity and geologic character encountered at the face. (See “Proven and Probable Ore Reserves –Discussion for reserve sensitivity to metal pricing.)”

Proven and Probable Ore Reserve, page 10

5.

Please disclose the annual mine production tonnage and grades for each of the last three years to comply with Instruction 3 to item 102 of Regulation S-K. In addition, please disclose the smelter and refinery metallurgical recoveries, the mill concentrate tonnages and grades. The production statistics may be presented in a table format for increased clarity. If material, please also disclose the quantities of by-product materials produced at your smelter, such as copper, nickel, silver and gold.

Response:

The company believes that the table on page 38 adequately covers the requested disclosure related to mine production.

The company believes the footnote currently included with the ore reserve table addresses the overall impact on reserves due to mining and processing losses. (See footnote 3 page 10)

The company proposes to include the following language in their 2006 10-K filing to improve clarity related quantities of by product sales.

The company will expand table “Sales and price data” (page 39) to include by-product values sold. With appropriate footnotes related to by-product form as appropriate.

Current Operations, page 13

6.

Insert a small-scale map showing the location and access to each property, as required by Instruction 3(B) to Item 102 of Regulation S-I<. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. 11: is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-912-8900. We believe the guidance in Instruction 3(B) of Rule 102 of Regulation S-K would generally require maps and drawings with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
•	A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.
•	A north arrow.
•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
•	A title of the map or drawing, and the date on which it was drawn.
•	In the event interpreted data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:

The company proposes to include in their 2006 10-K filing the following map. This map is currently contained in the annual report section of the combined AR/10-K wrap.

Stillwater Mining Company

Properties and Facilities – March 2006

Stillwater Mine, Page 14

7.

You state within this section that the Stillwater mill has a capacity of 3,000 tons per day. However on page 10 you disclose various figures indicating that your long range reserve target uses a back-calculated 2,833 tons per day for the Stillwater mill and that you achieved 2,020 tons per day with this mill during 2006. Please briefly explain these mill throughput design/utilization figures relative to your mill capacity. The reasons that you do not intend to operate the mill at full capacity should be clear.

Response:

The company proposes to include the following language in the 2006 10-K filing to improve clarity related to the Stillwater Mine mill.

(Paragraph 7, page 14)

“The Company processes ore from the Stillwater Mine through a concentrator plant (“mill”) adjacent to the Stillwater Mine shaft. The mill has an approximate capacity of 3,000 tons per day. During 2006, approximately x,xxx tons of ore and xxx tons sub-grade material were processed per calendar day. In addition the mill processed xxx tons per calendar day of smelter slag.

8.

We understand that you processed sub-grade material at the Stillwater mill during 2005, which may have displaced higher grade material within your milling circuit and decreased your overall cash flow. Please disclose the cutoff grade for this material, and how the grade is calculated; also, explain why you opted to process this material rather than other material having a higher potential economic return.

Response:

Sub-grade material processed during 2005 and previous years has not displaced ore-grade material. As ore-grade material rates are increased going forward we will reduce the volume of sub-grade material processed.

Exploration and Development Activities, page 15

9.

Please describe your exploration and reserve development activities for the most recent fiscal year to comply with the guidance in paragraph (b)(4) of Industry guide 7. Please tabulate appropriate measurements to gauge your progress, such as the number of drill holes completed, footage drilled, samples processed, and resulting reserves converted to proven reserves from the probable category. A table listing these statistical accomplishments over the last three years would be helpful.

Response:

The company proposes to include the following table in their 2006 10-K filing to improve clarity on company measures that are used to gauge progress on resource development activities.

Exploration and Development Activities (page 15)

.....“During 2005, 2004, and 2003, $77.4 million, $62.3 million and $48.8 million respectively, were incurred in connection with capitalized mine development and are included in total capital expenditures.” (The table below will be inserted following this statement.)

Location and Development Activity	2006	2005	2004
Stillwater Mine
Primary Development (equivalent feet)
Footwall Lateral equivalent feet)
Definition drilling (feet)
East Boulder Mine
Primary Development (equivalent feet)
Footwall Lateral equivalent feet)
Definition drilling (feet)

*        *        *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the 2005 Form 10-K, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the 2005 Form 10-K and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at (406) 373-8721, John R. Stark, the Company's General Counsel at (406) 373-8712 or Gregory A. Wing, the Company's Vice President and Chief Financial Officer at (406) 373-8724, should you require further information or have any questions.

Sincerely,

/s/ Francis R. McAllister
Francis R. McAllister
Chairman and Chief Executive Officer

Enclosures

cc:	David Hill, KPMG LLP (w/ enclosures)
Jeffrey W. Tindell, Skadden, Arps, Slate, Meagher & Flom LLP (w/enclosures)